March 14, 2006


Mail Stop 4561

Mr. Larry Crawford
Chief Financial Officer
Escala Group, Inc.
623 Fifth Avenue, 27th Floor
New York, NY 10017

Re:	Escala Group, Inc. (f/k/a Greg Manning Auctions, Inc.)
	Form 10-K for the year ended June 30, 2005
		Form 10-Q for the quarter ended September 30, 2005 Form 10-Q for the quarter ended December 31, 2005
	File No. 1-11988

Dear Mr. Crawford:

      We have reviewed your above referenced filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









Form 10-Q for the quarter ended September 30, 2005
Form 10-Q for the quarter ended December 31, 2005

Item 2 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, pages 26 and 31

1. Reference is made to the disclosure related to your supply contracts with Afinsa. Pursuant to FR-61, please tell us and confirm to us that you will revise your disclosure in future filings to clarify the elements of the supply contracts with Afinsa that are necessary for an understanding of the business purpose and economic substance of the transactions. Please include the revised disclosure in your response. Please include an explanation for the 10% fee in your response and tell us how you are accounting for that piece of the transaction.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief
Mr. Larry Crawford
Escala Group, Inc.
March 14, 2006
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